# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330
Date of event which requires filing of this statement: 02/13/2026
Amends the filing with accession number 0001124198-25-000094
Filed by CIK 0001124198
Persons authorized to receive notices and communications: Kevin B. Hammonds, Fluor Corporation, 6700 Las Colinas Blvd, Irving, Texas (TX), 75039, 469-398-7000

## Reporting persons
- Fluor Corporation (CIK 0001124198): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,400,219; sole dispositive power 0; shared dispositive power 40,400,219; aggregate amount beneficially owned 40,400,219 (13.3% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 282,843,482 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and 19,881,099 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock"), of NuScale Power Corporation ("Issuer") issued and outstanding as of November 17, 2025, as reported on the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on December 17, 2025.
- Fluor Enterprises, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 40,400,219; sole dispositive power 0; shared dispositive power 40,400,219; aggregate amount beneficially owned 40,400,219 (13.3% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 282,843,482 shares of Class A Common Stock and 19,881,099 shares of Class B Common Stock issued and outstanding as of November 17, 2025, as reported on the Issuer's Current Report on Form 8-K filed with the SEC on December 17, 2025.
- NuScale Holdings Corp.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 463,747; sole dispositive power 0; shared dispositive power 463,747; aggregate amount beneficially owned 463,747 (0.2% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 282,843,482 shares of Class A Common Stock and 19,881,099 shares of Class B Common Stock issued and outstanding as of November 17, 2025, as reported on the Issuer's Current Report on Form 8-K filed with the SEC on December 17, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 7 on Schedule 13D/A (this "Amendment No. 7") is being filed jointly by (i) Fluor Corporation, a Delaware corporation and a publicly listed company on the New York Stock Exchange ("Fluor"), (ii) Fluor Enterprises, Inc., a California corporation ("Fluor Enterprises") and wholly owned subsidiary of Fluor, and (iii) NuScale Holdings Corp., an Oregon corporation ("NuScale Holdings", together with Fluor Enterprises and Fluor, the "Reporting Persons"). This Amendment No. 7 amends and supplements the Schedule 13D previously filed by the Reporting Persons on May 12, 2022, as amended by Amendment No. 1 filed on November 3, 2022, Amendment No. 2 filed on August 1, 2025, Amendment No. 3 filed on September 23, 2025, Amendment No. 4 filed on October 1, 2025, Amendment No. 5 filed on October 9, 2025 and Amendment No. 6 filed on November 10, 2025 (the "Original Filing"), with respect to the Class A Common Stock of NuScale Power Corporation (the "Issuer").

The Items below amend and supplement the information disclosed under the corresponding Items of the Original Filing.

Item 4 is hereby amended and supplemented to add the following:

On February 13, 2026, pursuant to that certain previously disclosed letter agreement (the "GS Letter Agreement"), dated as of November 9, 2025, by and between Nuke Holdings, LLC, a wholly owned subsidiary of Fluor Enterprises ("Nuke"), and Goldman Sachs International ("GS") and Goldman Sachs & Co. LLC, as collateral custodian, Nuke sold 71,000,000 shares of Class A Common Stock to GS at a price of $19.0498 per share.

On February 17, 2026, Nuke entered into (i) a letter agreement (the "Tranche A BofA Letter Agreement") with Bank of America, N.A. ("BofA"), and BofA Securities, Inc., as collateral custodian (in such capacity, the "BofA Custodian"), pursuant to which Nuke agreed to sell, convey, transfer, assign and deliver to BofA 13,500,000 shares of Class A Common Stock (the "Tranche A BofA Subject Shares") and (ii) a letter agreement (the "Tranche B BofA Letter Agreement" and, together with the Tranche A BofA Letter Agreement, the "BofA Letter Agreements") with BofA and the BofA Custodian, pursuant to which Nuke agreed to sell, convey, transfer, assign and deliver to BofA 13,500,000 shares of Class A Common Stock (the "Tranche B BofA Subject Shares" and, together with the Tranche A BofA Subject Shares, the "BofA Subject Shares"), in each case, at a variable price to be calculated at the expiration of the sale program established under the respective BofA Letter Agreement. The sale program in connection with the Tranche A BofA Letter Agreement will be completed no later than the second quarter of 2026 and the sale program in connection with the Tranche B BofA Letter Agreement will be completed no later than the second quarter of 2026. The programs may, under their respective terms, be terminated early by BofA.

On February 17, 2026, Nuke entered into a letter agreement (the "Citi Letter Agreement") with Citibank, N.A. ("Citi"), and Citigroup Global Markets Inc., as collateral custodian (in such capacity, the "Citi Custodian"), pursuant to which Nuke agreed to sell, convey, transfer, assign and deliver to Citi 12,936,472 shares of Class A Common Stock (the "Citi Subject Shares") at a variable price to be calculated at the expiration of the sale program established under the Citi Letter Agreement. The sale program will be completed no later than the second quarter of 2026. The program may, under its terms, be terminated early by Citi.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented to add the following:

(a) - (c)

As of the date of filing this Amendment No. 7, Nuke is the record owner of 39,936,472 shares of Class A Common Stock (representing 13.2% of the total outstanding shares of Class A Common Stock and Class B Common Stock), and NuScale Holdings is the record owner of 463,747 shares of Class A Common Stock (representing 0.2% of the total outstanding shares of Class B Common Stock and Class A Common Stock).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 is hereby incorporated by reference into this Item 6.

Item 6 is hereby amended and supplemented to add the following:

Under the BofA Letter Agreements, Nuke agreed to deliver the BofA Subject Shares to a securities account established and maintained at the BofA Custodian (the "BofA Collateral Account") and granted to BofA a continuing first priority perfected security interest in and right of setoff against, among other things, the BofA Subject Shares, all distributions thereon and rights relating thereto and the BofA Collateral Account.

Under the Citi Letter Agreement, Nuke agreed to deliver the Citi Subject Shares to a securities account established and maintained at the Citi Custodian (the "Citi Collateral Account") and granted to Citi a continuing first priority perfected security interest in and right of setoff against, among other things, the Citi Subject Shares, all distributions thereon and rights relating thereto and the Citi Collateral Account.

The summaries of the GS Letter Agreement, the BofA Letter Agreements and the Citi Letter Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the GS Letter Agreement, the BofA Letter Agreements and the Citi Letter Agreement filed respectively as Exhibit 3 to Amendment No. 6 of the Original Filing filed on November 10, 2025 and filed herewith as Exhibits 1, 2 and 3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Letter Agreement, dated as of February 17, 2026, by and among Nuke Holdings, LLC, Bank of America, N.A. and BofA Securities, Inc. relating to the Tranche A BofA Subject Shares
Exhibit 2. Letter Agreement, dated as of February 17, 2026, by and among Nuke Holdings, LLC, Bank of America, N.A. and BofA Securities, Inc. relating to the Tranche B BofA Subject Shares
Exhibit 3. Letter Agreement, dated as of February 17, 2026, by and among Nuke Holdings, LLC, Citibank, N.A. and Citigroup Global Markets Inc.

## Signatures
- Fluor Corporation: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Chief Legal Officer and Corporate Secretary (02/17/2026)
- Fluor Enterprises, Inc.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Executive Vice President, Chief Legal Officer and Corporate Secretary (02/17/2026)
- NuScale Holdings Corp.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Secretary (02/17/2026)